DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com

Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

Confidential Treatment Requested

ZELTIQ Aesthetics, Inc.

Under 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS

DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN

MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN

MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH

THE SECURITIES AND EXCHANGE COMMISSION.

September 29, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director Ms. Tara Harkins, Accounting Branch Chief Mr. Kevin Vaughn, Accounting Branch Chief Mr. Jay Mumford, Special Counsel Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc. Registration Statement on Form S-1, as amended Filed on July 13, 2011 File No. 333-175514

Ladies and Gentlemen:

This letter is sent as a follow-up to our letter, dated September 28, 2011, we previously submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on behalf of ZELTIQ Aesthetics, Inc. (the “Company”) regarding the above referenced Registration Statement on Form S-1, File No. 333-175514 (the “Registration Statement”), initially filed by the Company with the Commission on July 13, 2011. In our September 28th letter, we reported that the Company expects the preliminary price range for its

Securities and Exchange Commission

September 29, 2011

Page Two

initial public offering to be between $[*] and $[*] per share. Based on further discussions with its underwriters, the Company now expects the preliminary price range for its initial public offering to range from $[*] to $[*] per share, with the midpoint of the range at $[*] per share. The Company plans to complete a 1-for-[*] reverse stock split of its outstanding common stock prior to the effectiveness of the offering, such that the preliminary price range reflected in the Registration Statement will be $[*] to $[*] per share.

If we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

* * *

Because of the financially sensitive nature of the estimated Preliminary Price Range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of a portion of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker
Jeffrey C. Thacker
Partner

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.